Exhibit 99.2

Press Contacts:
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

NICE Actimize Financial Services Poll Finds That More Than 55 Percent of
Financial Institutions Rate Understanding of FATCA Legislation ‘Average’ to ‘Poor’

The top three FATCA obstacles facing financial institutions are account identification, compliance timeliness and multi-jurisdictional conflicts

NEW YORK – October 9, 2013 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, has identified that financial firms are still struggling with multiple challenges connected to the complex Foreign Account Tax Compliance Act (FATCA) regulation slated for rollout in July 2014. According to a recent poll conducted by the firm, more than 55 percent of  participants rated “average” to “poor” their understanding of FATCA legislation – an indicator that financial institutions will need to push harder to stay on pace with impending FATCA implementation deadlines.

NICE Actimize, with more than a decade of experience in providing global compliance and regulatory solutions to leading financial institutions, conducted its FATCA Financial Services Poll among 170 individuals from 100 financial services firms which participated in a targeted webinar held during the spring. With 70 respondents to the survey, nearly half the poll’s respondents came from large global institutions. The mix of geographies reflected in the respondents provides insight into the different challenges of FATCA globally, as withholding and reporting varies among US-based financial services firms and foreign-based firms.

Analysis of the poll results indicated a number of areas that continue to pose major challenges, including the lack of clarity around regulatory requirements, scarcity of FATCA expertise, operational impact and data issues. With most organizations still far from completing FATCA implementation, the poll suggests that these issues may be hindering firms from making progress and from completing final implementation of FATCA.

The poll results specified three areas surrounding FATCA rules and requirements that require additional clarity: reporting, beneficial ownership, and executing additional tax withholding were the dominant answers. Additionally, some respondents noted that business process complexities and issues surrounding the collection of customer documentation and identification were also critical.

“Many financial services firms have taken a ‘wait-and-see’ approach to the level of investment made in their FATCA solution, but a conscious effort should be made to prepare for FATCA now,” said Amir Orad, President and CEO of NICE Actimize. “Making FATCA a priority, and bringing in FATCA specialists to help plan implementation and execution processes early on, is key to developing a future-proof solution. Moreover, it should be pursued as part of the firm’s overall strategy for managing customer risk.”

Additional findings in the poll reflected that as deadlines approach, few financial services firms have completely finalized FATCA technology solutions implementations. Fewer than five percent were complete or nearly complete with implementation efforts.

While most respondents noted that their compliance departments had some form of responsibility for their institution’s FATCA compliance need, approximately 52 percent noted that responsibility was distributed elsewhere in the firm.  The poll results indicated that in over half of the firms surveyed, there was no clear single owner for FATCA compliance management stating that some combination of operations, tax, or finance departments would manage FATCA compliance.

Benefitting from NICE Actimize’s decade-long experience in developing anti-money laundering solutions, the Actimize FATCA Compliance solution helps firms establish a structured FATCA compliance program that includes simplification of investigation tasks to potentially reduce operational spend and a sophisticated network analytics capability that understands complex ownership structures.

Recognizing the synergies between FATCA and Anti-Money Laundering/Customer Due Diligence (CDD) requirements, NICE Actimize developed the FATCA solution with two deployment options: either as a standalone solution or integrated with the NICE Actimize Anti-Money Laundering solution suite, thereby maximizing the re-use of technology resources.

Despite the fact that it is U.S. legislation, FATCA has global implications for all financial institutions. U.S. financial institutions, acting as withholding agents, need to be compliant by July 2014, while financial institutions operating outside of the U.S. – termed Foreign Financial Institutions (FFIs) – should implement new procedures for account opening and existing account review by July 2014, but will begin reporting by March 31, 2015. Institutions need to adopt procedures, processes, and systems necessary for U.S. account and U.S. owner identification.

Qualified media outlets may obtain the full research results by contacting cindy.morgan-olson@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

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